July 19, 2024	Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105-2669 +1-415-773-5700 orrick.com

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn:	Kate Beukenkamp

Mara Ransom

Re:	Getaround, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 3, 2024

File No. 333-269571

Ladies and Gentlemen:

On behalf of Getaround, Inc. (“Getaround” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated July 1, 2024 (the “Comment Letter”), with respect to the Company’s above-referenced Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-269571) (the “Registration Statement”). Concurrently with the submission of this response letter, the Company has revised the Registration Statement and is publicly filing via EDGAR an Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Amended Registration Statement to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 filed June 3, 2024

Cover page

1.

We note your response to prior comments 1 and 5 and reissue in part. Please revise your cover page and risk factor beginning “Certain of the Selling Securityholders could earn a positive rate of return...” on page 52 to disclose the purchase price of all of the securities being registered for resale, including the up to (i) 266,156 Equitable Adjustment Shares issued to certain parties associated with Mudrick Capital Management L.P. or its affiliates, (ii) 536,666 shares issued pursuant to the amendment advertising services agreement with iHeartMedia, and (iii) 86,300 shares issued pursuant to the 2022 Bridge Note Settlement Agreements.

Securities and Exchange Commission Division of Corporation Finance July 19, 2024 Page 2

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 7-10 and 57-59 of the Amended Registration Statement.

2.

We note your response to prior comment 4 and reissue in part. Please revise your disclosure to discuss the potential profit each of the Selling Securityholders will earn based on the current trading price as well as the aggregate profit they may earn as a group. We note your disclosure discussing the example of the Sponsor and its potential $1.3 million in profit.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 7-10 and 57-59 of the Amended Registration Statement. We respectfully advise the Staff that the Company did not include disclosure of the aggregate profit the Selling Securityholders, as a group, may earn because the amount would be a loss in excess of $75 million based on the current trading price.

Risk Factors

Risk Related to Our Operations

We have incurred significant net losses since inception…, page 7

3.

Please revise this risk factor and elsewhere throughout your Risk Factors section as appropriate to discuss your ability to continue as a going concern. We note your disclosure elsewhere throughout the registration statement, including the discussion titled “Going Concern” in your MD&A section beginning on page 77.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 55-56 of the Amended Registration Statement.

There can be no assurance that we will be able to regain compliance or comply with…, page 48

4.

Revise to disclose the dates by which you are expected take action or, if you fail to do so, your common stock risks de-listing under NYSE listing standards. For example, elaborate upon how you intend to regain compliance with the global market capitalization continued listing standard and by what date you are required to do so.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 53-54 of the Amended Registration Statement.

Securities and Exchange Commission Division of Corporation Finance July 19, 2024 Page 3

Plan of Distribution, page 163

5.

We note your disclosure on page 163 that your Selling Securityholders may sell their securities in one or more underwritten offerings on a firm commitment or best efforts basis. Please confirm your understanding that the retention by a Selling Securityholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 170-172 of the Amended Registration Statement to remove any reference in the plan of distribution to an underwritten offering. The Company further acknowledges the Staff’s comment and confirms its understanding, consistent with the undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K, that it will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information.

If you have any questions regarding this letter, please do not hesitate to contact me at (415) 773-5720 with any questions or further comments.

Very truly yours,

By:	/s/ William L. Hughes, Esq.
William L. Hughes, Esq.

cc:	Eduardo Iniguez, Getaround, Inc.

Spencer Jackson, Esq., Getaround, Inc.